Confidential Treatment is requested by Warren Resources, Inc. pursuant to 17 C.F.R. 200.83

FOIA Confidential Treatment Requested

WILLIAMSON PETROLEUM CONSULTANTS, INC.

TEXAS REGISTERED ENGINEERING FIRM F-81

303 VETERANS AIRPARK LANE, SUITE 1100

MIDLAND, TEXAS 79705

PHONE: 432-685-6100

FAX: 432-685-3909

E-MAIL: WPC@WPC-INC.COM

September 2, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention Mr. Ronald Winfrey

Gentlemen:

Subject:	WTU Review — Additional Information
Williamson Project 9.9320

[Note- The information redacted from this letter including the information in the attachment has been provided as confidential supplemental information in a separate letter addressed to Mr. Ronald Winfrey dated even date herewith requesting confidential treatment of such information pursuant to Rule 83 (17 C.F.R. 200.83) and applicable regulations of the Commission Act of 1934 and Rule 101(c)(2) of Regulation S-T (the “Confidential Submission”).]

A number of wells in the Wilmington Townlot Unit were off-line in 2009. The down time is higher than what would be expected form normal operations due to economic conditions. Attached is

[redacted]

Yours very truly,

WILLIAMSON PETROLEUM CONSULTANTS, INC.

/s/ Roy C. Williamson, Jr.

Roy C. Williamson, Jr. , P.E.

RCW/RCH/thb

Williamson Petroleum Consultants, Inc.
F-81